As filed with the Securities and Exchange Commission on August 29, 1997
                                                      Registration No. 333-32095


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.  EXACT NAME OF TRUST:

    Equity Securities Trust, Series 14, Signature Series, Zacks Wall Street All-Star Analysts Trust II

B.  NAME OF DEPOSITOR:

    Reich & Tang Distributors L.P.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

    Reich & Tang Distributors L.P.
    600 Fifth Avenue
    New York, New York 10020

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                COPY OF COMMENTS TO:
    PETER J. DEMARCO                            MICHAEL R. ROSELLA, Esq.
    Reich & Tang Distributors L.P.              Battle Fowler LLP
    600 Fifth Avenue                            75 East 55th Street
    New York, New York 10020                    New York, New York 10022
                                                (212) 856-6858

E.  TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

    An indefinite number of Units of Equity Securities Trust, Series 14, Signature Series, Zacks Wall Street All-Star Analysts Trust II is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

    Indefinite

G.  AMOUNT OF FILING FEE:
             No Filing Fee Required

H.  APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

  As soon as practicable after the effective date of the Registration Statement.



/  /   Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

627670.1

                   Subject to Completion Dated August 29, 1997


                                      E S T


                             EQUITY SECURITIES TRUST
                                    SERIES 14
         SIGNATURE SERIES, ZACKS WALL STREET ALL-STAR ANALYSTS TRUST II


     The final prospectus for Equity Securities Trust, Series 13 Signature Series, Zacks Wall Street All-Star Analysts Trust is hereby incorporated by reference and used as a preliminary prospectus for Equity Securities Trust, Series 14, Signature Series, Zacks Wall Street All-Star Analysts Trust II. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.







     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    PROSPECTUS PART A DATED SEPTEMBER , 1997

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SAID OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.


627670.1

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

     The employees of Reich & Tang Distributors L.P. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.

         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Equity Securities Trust, Series 13, Signature Series, Zacks Wall Street All -Star Analysts Trust.
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.


     Listed below are the names and registration numbers of each previous series of Equity Securities Trust, the final prospectus of which properly supplemented, might be used as preliminary prospectuses for Equity Securities Trust, Series
14. These final prospectuses are incorporated herein by reference.

           Equity Securities Trust, Series 13, Signature Series, Zacks Wall
                  Street All-Star Analysts Trust (Registration No. 333-21481) Writtenconsents of the following persons:
                   Battle Fowler LLP (included in Exhibit 3.1)
                   Price Waterhouse LLP
                   Zacks Investment Research Inc.

     The following exhibits:
      *99.1.1  -- Reference Trust Agreement including certain amendments to the Trust Indenture and Agreement referred to under Exhibit
                  99.1.1.1 below.
     99.1.1.1  -- Form of Trust Indenture and Agreement (filed as Exhibit 1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporate herein by reference).
     99.1.3.4  -- Certificate of Formation and Agreement among Limited Partners, as  amended,  of  Reich & Tang  Distributors  L.P.  (filed  as
                  Exhibit 99.1.3.4 to Post-Effective Amendment No. 10 to Form S-6 Registration Statements Nos. 2-98914, 33-00376, 33-00856
                  and 33-01869 of Municipal Securities Trust, Series 28, 39th Discount Series, Series 29 & 40th Discount Series and Series 30 & 41st Discount Series, respectively, on October 31, 1995 and incorporated herein by reference).
       99.1.4  -- Form of Agreement Among Underwriters (filed as Exhibit 1.4 to
                  Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
       99.2.1  -- Form of Certificate (filed as Exhibit 99.2.1 to Amendment No.1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
      *99.3.1  -- Opinion of Battle Fowler LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
       99.6.0  -- Power of Attorney of Reich & Tang Distributors L.P., the
                  Depositor,  by its  officers  and a majority of its  Directors
                  (filed as Exhibit 6.0 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
       *99.27  -  Financial Data Schedule (for EDGAR filing only).
--------
* To be filed by amendment.


627670.1

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Equity Securities Trust, Series 14, Zacks Wall Street All-Star Analysts Trust II has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 29th day of August, 1997.

                                   EQUITY SECURITIES TRUST, SERIES 14,
                                   SIGNATURE SERIES, ZACKS WALL STREET ALL-STAR
                                   ANALYSTS TRUST II
                                       (Registrant)

                                   REICH & TANG DISTRIBUTORS L.P.
                                       (Depositor)
                                   By:  Reich & Tang Asset Management, Inc.


                                   By /s/ PETER J. DEMARCO
                                            Peter J. DeMarco
                                            (Authorized Signator)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Asset Management, Inc., General Partner of Reich & Tang Distributors L.P., the Depositor, in the capacities and on the dates indicated.

         Name                         Title                           Date
PETER S. VOSS                 President, Chief Executive Officer
                                and Director

G. NEAL RYLAND                Executive Vice President,
                                Treasurer and Chief
                                Financial Officer

EDWARD N. WADSWORTH           Clerk                  August 29, 1997

RICHARD E. SMITH III          Director

STEVEN W. DUFF                Director               By /s/ PETER J. DEMARCO
                                                     -----------------------
BERNADETTE N. FINN            Vice President                Peter J. DeMarco
                                                            Attorney-In-Fact*
LORRAINE C. HYSLER            Secretary

RICHARD DE SANCTIS            Vice President and
                                Treasurer

--------
* Executed copies of Powers of Attorney were filed as Exhibit 6.0 to Amendment No. 1 to Registration Statement No. 33-62627 on November 16, 1995.

                                      II-2
627670.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part if this registration statement on Form S-6 (the "Registration Statement") of our report dated August , 1997, relating to the Statement of Financial Condition, including the Portfolio, of Equity Securities Trust, Series 14, Signature Series, Zacks Wall Street All Star Analysts Trust II which appears in such Prospectus. We also consent to the reference to us under the heading "Independent Accountants" in such Prospectus.


PRICE WATERHOUSE LLP
160 Federal Street
Boston, MA  02110
August       , 1997




                                      II-3
627670.1

                         CONSENT OF PORTFOLIO CONSULTANT


The Sponsor, Trustee and Certificateholders
     Equity Securities Trust, Series 14, Signature Series,
     Zacks Wall Street All-Star Analysts Trust II

     We hereby consent to the use of the name "Zacks" included herein and to the reference to our Firm in the Prospectus.



                                                 ZACKS INVESTMENT RESEARCH INC.


New York, New York
August __, 1997






                                      II-4
627670.1